UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Amer Sports, Inc.

(Name of Issuer)

Ordinary shares, par value EUR 0.0300580119630888 per share

(Title of Class of Securities)

G0260P102

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0260P102	13G	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HSBC Holdings plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Incorporated in England with limited liability
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 234,730,417
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 234,730,417
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,730,417
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 46.5%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

The information set forth herein regarding the percentage of beneficial ownership is based upon information obtained from the Issuer (as defined below) regarding the 505,249,607 Ordinary Shares (defined below) disclosed by the Issuer in the Form 20-F filed with the Securities and Exchange Commission on March 18, 2024.

CUSIP No. G0260P102	13G	Page 3 of 7

Item 1.

(a)  Name of Issuer
Amer Sports, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

Konepajankuja 6

00511 Helsinki

Republic of Finland

Item 2.

(a)  Name of Person Filing
HSBC Holdings plc

(b)  Address of the Principal Office or, if none, residence

8 Canada Square, London E14 5HQ, United Kingdom

(c)  Citizenship

Incorporated in England with limited liability

(d)  Title of Class of Securities

Ordinary shares, par value EUR 0.030058011963088 per share (“Ordinary Shares”)

(e)  CUSIP Number
G0260P102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. G0260P102	13G	Page 4 of 7

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 234,730,417

(b) Percent of class: 46.5%

(c) Number of shares as to which the person has: 234,730,417

(i)  Sole power to vote or to direct the vote 234,730,417

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 234,730,417

(iv) Shared power to dispose or to direct the disposition of 0

CUSIP No. G0260P102	13G	Page 5 of 7

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

HSBC International Trustee Limited (“HKIT”) manages (i) DSJ Family Trust, which owns 100% of Allwealth Assets Limited, which owns 100% of Talent Trend Investment Limited, which owns 33.52% of Anta International Group Holdings Limited and 0.04% of Anta Sports Products Limited (“Anta Sports”); (ii) DSZ Family Trust, which owns 100% of Top Bright Assets Limited, which owns 100% of Shine Well, which owns 34.06% of Anta International Group Holdings Limited and 0.35% of Anta Sports; and (iii) certain other family trusts, which own minority interests in Anta International Group Holdings Limited amounting to 29.71% in the aggregate.

Anta International Group Holdings Limited directly holds 44.43% of Anta Sports, and it also has indirect ownership of Anta Sports by owning 100% of Anda Holdings International Limited, which directly holds 5.95% of Anta Sports, and owning 100% of Anda Investment Capital Limited, which directly holds 4.27% of Anta Sports.

Anta Sports owns 100% of Anllian Sports Products Limited, which directly owns Ordinary Shares; and Anta Sports also owns 100% Anllian Holdings Limited, which owns 100% of Anllian Holdco (BVI) Limited which directly owns Ordinary Shares.

HKIT has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Person. Such interests of the Issuer relate to more than 5 percent of the class of Ordinary Shares. HKIT is an indirect, wholly owned subsidiary of HSBC Holdings plc.

HSBC Bank plc in its normal course of business holds 0.47% shares (of the total reportable holdings) in Rights of Use Unexercised capacity and can utilize the shares as per the client’s contractual arrangement.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Anllian Sports Products Limited, Anllian Holdco (BVI) Limited, HSBC Bank plc

Item 8. Identification and Classification of Members of the Group.

N/A

CUSIP No. G0260P102	13G	Page 6 of 7

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G0260P102	13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024

HSBC Holdings plc

By:	/s/ Aileen Taylor
	Name:	Aileen Taylor
	Title:	Company Secretary